EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-xxxxx) and related prospectus of Priority Technology Holdings, Inc. for the registration of (i) up to $100,000,000 of shares of its common stock and (ii) up to 13,418,109 in the aggregate of shares of its common stock by certain selling stockholders and to the incorporation by reference therein of our report dated March 12, 2024, with respect to the consolidated financial statements of Priority Technology Holdings, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, GA

November 27, 2024